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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*
AMERISERVE FOOD DISTRIBUTION, INC.
(SEE ATTACHED PAGES FOR ADDITIONAL REPORTING PERSONS)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

14841 DALLAS PARKWAY
--------------------------------------------------------------------------------
                                    (Street)

DALLAS                              TX                 75420
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol
PROSOURCE, INC.  (NASDAQ:  PSDS)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Statement for Month/Year
MAY 1998
================================================================================
5. If Amendment, Date of Original (Month/Year)

================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form filed by one Reporting Person
   [ X ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                          5/21/98        J               100         A      SEE                     SEE       SEE
                                                                                        ATTACHED                ATTACHED  ATTACHED
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.       10.
                                                                                                          Number   Owner-
                                                                                                          of       ship
                    2.                                                                                    Deriv-   of
                    Conver-                    5.                              7.                         ative    Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-   ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities    Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-    ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned    (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End   In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of       direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month    (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A) (D)      cisable  Date     Title     Shares  5)       4)       4)       4)
------------------------------------------------------------------------------------------------------------------------------------

OPTION (SEE AT-
TACHED)(CONTINGENT
RIGHT TO BUY)       $15      5/21/98  J            496,583   SEE      SEE      CLASS A   496,583          0        SEE      SEE
                                                             ATTACHED ATTACHED COMMON                              ATTACHED ATTACHED
                                                                               STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTION (SEE AT-
TACHED)(CONTINGENT
RIGHT TO BUY)       $15      5/21/98  J            5,218,072 SEE      SEE      CLASS A   5,218,072        0        SEE      SEE
                                                             ATTACHED ATTACHED COMMON                              ATTACHED ATTACHED
                                                                               STOCK
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:
          See attached.


               See Attached                                   See Attached
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

FORM 4 CONTINUATION SHEET


ITEM 1:      AMERISERVE FOOD DISTRIBUTION, INC.
             14841 DALLAS PARKWAY
             DALLAS, TX  75240
ITEM 2:      PROSOURCE, INC. (NASDAQ:  PSDS)
ITEM 4:      MAY 21, 1998


                            EXPLANATION OF RESPONSES

     This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is filed by AmeriServe Food Distribution, Inc., a Delaware corporation ("AmeriServe"), Nebco Evans Holding Company, a Delaware corporation ("NEHC"), Nebco Evans Distributors, Inc. a Delaware corporation ("NED"), Holberg Industries, Inc., a Delaware corporation ("Holberg Industries"), Holberg Incorporated. a Delaware corporation ("Holberg"), and John V. Holten ("Holten"). Together AmeriServe, NEHC, NED, Holberg Industries, Holberg and Mr. Holten are the "Reporting Persons". All of the outstanding common stock of AmeriServe is owned by NEHC and all of the outstanding common stock of NEHC is owned by NED. As of the date hereof, Holberg Industries owns approximately 93% of the outstanding common stock of NED and has an additional interest in the common stock of NED of approximately 75% through preferred stock convertible into common stock; Mr. Holten owns all of the outstanding common stock of Holberg, the corporate parent of Holberg Industries, which entity owns approximately 70% of the outstanding common stock of Holberg Industries and an additional interest in the common stock of Holberg Industries of approximately 25% through certain preferred stock convertible into common stock. The convertible interests described in this Form 4 have been computed based upon the outstanding common shares of each of the corporate Reporting Persons without taking into account any options or convertible interests therein.

     As previously reported in an Initial Statement of Beneficial Ownership on Form 3, filed with the Securities and Exchange Commission (the "Commission") on February 9, 1998 by the Reporting Persons, AmeriServe and a wholly owned subsidiary of AmeriServe ("Merger Sub"), and ProSource, Inc., a Delaware corporation ("ProSource") entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 29, 1998. In connection with the Merger Agreement, Merger Sub and AmeriServe entered into a Voting Agreement (the "Voting Agreement"), dated as of January 29, 1998, with Onex DHC LLC, a Wyoming limited liability company, and certain of its affiliates (collectively, the "Onex Stockholders"). As of the date of the Voting Agreement, the Onex Stockholders were the beneficial owners of 496,583 shares of the ProSource's Class A Common Stock, par value $0.01 per share ("Class A Common Stock") and 5,218,072 shares of the ProSource's Class B Common Stock, par value $0.01 per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). The shares of Common Stock owned by the Onex Stockholders are referred to as the "Subject Shares". Pursuant to the Voting Agreement, the Onex Stockholders granted AmeriServe an irrevocable option (the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $15.00 per share in cash, subject to certain conditions and exercisable under certain circumstances.

      On May 21, 1998 (the "Effective Time"), the Merger was consummated pursuant to the Merger Agreement, and each share of ProSource's Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned, directly or indirectly, by ProSource, AmeriServe or any of their respective subsidiaries and (ii) shares of Common Stock subject to dissenters' rights) were converted into the right to receive $15.00 in cash without interest. At the Effective Time, each of the 100 outstanding shares of common stock of Merger Sub were converted into a share of common stock of ProSource as the surviving corporation in the Merger. As a result, as of the Effective Time, ProSource became a wholly owned subsidiary of AmeriServe. In addition, the Voting Agreement, including the Option, terminated according to its terms upon the consummation of the Merger.

      Following the Merger, the Common Stock was delisted from the Nasdaq National Market and ProSource filed a Form 15 with the Commission suspending ProSource's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the Common Stock under the Exchange Act.

FORM 4 CONTINUATION SHEET


ITEM 1:      AMERISERVE FOOD DISTRIBUTION, INC.
             14841 DALLAS PARKWAY
             DALLAS, TX 75240
ITEM 2:      PROSOURCE, INC. (NASDAQ:  PSDS)
ITEM 4:      MAY 21, 1998



                               INSTRUCTION 4(b)(v)


                         LIST OF OTHER REPORTING PERSONS
                        WITH PRINCIPAL BUSINESS ADDRESSES

Nebco Evans Holding Company
Nebco Evans Distributors, Inc.
Holberg Industries, Inc.
Holberg Incorporated
John V. Holten
545 Steamboat Road
Greenwich, CT  06830

FORM 4 CONTINUATION SHEET


ITEM 1:      AMERISERVE FOOD DISTRIBUTION, INC.
             14841 DALLAS PARKWAY
             DALLAS, TX 75240
ITEM 2:      PROSOURCE, INC. (NASDAQ:  PSDS)
ITEM 4:      MAY 21, 1998



                         SIGNATURES OF REPORTING PERSONS

Dated as of:  June 2, 1998

                                          AMERISERVE FOOD DISTRIBUTION, INC.

                                          By:  /s/    A. Petter 0stberg
                                             --------------------------
                                             Name:    A. Petter 0stberg
                                             Title:   Vice President